UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2018



Sagoon, Inc.
1980 Teasel Ct.
Woodbridge, VA 22192
703-762-6560
www.Sagoon.com

In this Annual Report, the term "Sagoon," "we," "us," "our," or "the Company" refers to Sagoon Inc.

The company, having offered and sold its Class C Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. A copy of this report may be found on the company's website at www.sagoon.com/invest.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Sagoon is a social commerce platform whose goal is to define the global standard for social media with its social path: **CONNECT – SHARE – EARN.**

Sagoon's mission is to change the way people use and interact on social media today. Sagoon plans to be a pioneer in monetizing social media, enabling users to earn financial rewards while connecting with others and sharing personal experiences.

We call Sagoon a "*social movement*" – CONNECT – SHARE – EARN

> **CONNECT:** Sagoon wants people to go beyond simply connecting and instead to build meaningful and productive relationships.

> **SHARE:** Sagoon's aim is to enrich the quality of interactions with close friends and loved ones. Users can share secrets story, multimedia, and personal information.

> **EARN:** Sagoon wants to share its earnings with its users. Users spending time with Sagoon should learn, enjoy, and eventually earn cash rewards. We think that Sagoon's most exciting feature will eventually be its ability to provide monetary rewards to users for the time they spent on this social network.

While Sagoon has not yet generated any revenues and there can be no assurance that we will generate revenues in the future, Sagoon has been used by 3,000,000 people across the globe. Collectively those users have invited millions of people to join the platform (these people are on our waiting list). The largest number of our users is in India, followed by Nepal and the United States. We believe we will continue to gain more users internationally.

Supported by popular news and media in Nepal and India, we have received extensive media coverage. We currently have approximately 18 full-time and part-time employees based in the United States, India and Nepal. The company's operations and finance are managed in the United States, technical development is done in India and marketing is carried out from Nepal.

The Problem We Solve

We have found most of today's social networks are built around a time-consuming networking concept. We believe, this makes millions of lives unnecessarily complicated. All too often, we have seen our "friends" on social media appearing to enjoy an expensive and exciting lifestyle. In the end, this doesn't usually provide a solution to our needs; instead, it creates envy and social isolation.

As a result, many people are searching for new ways to engage with real friends and create more meaningful relationships, while spending their time productively. Sagoon aims to change the way people use and interact on social media, with an online shopping and gifting feature.

Features include:

- Story sharing
- Mood Talk
- Private Messaging
- Scheduling
- Social Shopping/Gifting (future offer)

At present, Sagoon is used by people of all ages. The primary product allows for the building of social connections and the sharing of stories, both publicly and privately. Additionally, it provides for the organization of daily tasks and schedules and the ability to "chat" seamlessly through MoodTalk. The current features available on Android app include: MyDay, Sharing Story, and Mood Talk.

Sagoon Features Currently Available

My Day – this feature has a section that highlights your current location whenever you log into Sagoon; in addition, local time and weather reports help travelers to plan their day.

- Share Schedule – a tool for scheduling meetings and creating timetables; this can be shared with co-workers and family members so that your spouse, for example, can know where you are without wasting time or money texting or phoning.
- Share To-Do List – an online tool to help track your projects, tasks and chores – again this can be shared with partners, family members, etc.
- Send Reminder – a useful online tool for those of us who tend to forget tasks or appointments.

Share Story– a messaging service with a 220-character limit. Users can post messages as 'Open Secrets," allowing all contacts to view, like or dislike, or post secretly with a private message that will vanish after it has been read.

MoodTalk – an online "chat" tool that helps you to communicate using "moods" (happy, sad, sick, awesome, etc.), letting your moods do the talking while you chat. Chats also vanish automatically after 24 hours.

Sagoon Lite - Sagoon Lite is a simple way to capture and share world's hidden stories.

People express FREELY by sharing their interests, experiences, knowledge and moments: what's happening around you every day?

The Sagoon Lite app is small, so it saves data on your phone, loads swiftly and runs efficiently on all connections including 2G and 3G networks.

Social Smart Card

The Social Smart Card is a digital card for all the shopping and gifting needs of users. We intend to launch this product by early 2020. It will allow Sagoon users to earn money while shopping, redeeming coupons and gifting their loved ones.

Why We Believe Sagoon is a Game Changer

We believe that Sagoon's platform will be a pioneer in its field with the innovative idea that users can make social connections while also sharing personal stories and earning money. Once launched, users will receive an online "Social Smart Card" that allows them to redeem coupons, give gifts, and also earn financial rewards.

The Market We Are Focused on

Our targeted market will encompass the world's 3.3 billion social media users. Asia has the largest potential market for growth with up to 2 billion social media users. India, by contrast has up to 500 million social media users.

During 2017 the United States generated $41 billion from ad revenue in the social network advertising space.   By contrast, during 2016 $31 billion worth of digital coupons was sold in the U.S. and $14 billion was sold in India. The total digital gift card volume is projected to reach $750 billion in the U.S. by 2024 and $14 billion in India by 2024.

Technology

Sagoon's technology eliminates many barriers that exist in traditional methods of computing and therefore makes its process faster and less expensive. Sagoon was developed based on the latest technology and plans to use semantic technology and Natural Language Process, Machine Learning, Artificial Intelligent and Blockchain methods in future. We believe utilizing the aforementioned technology will result in significant savings in energy costs and data security.

Key People

Govinda Giri, founder of Sagoon, has more than 15 years of experience in Information Technology Enterprise Solutions, working with both the U.S. government and with private companies. Giri runs the Company and as "chief architect" at Sagoon builds products and core technology.

Swati Dayal, co-founder, has more than eight years of experience working in the web and mobile space, and carries out the day-to-day work of Sagoon India, a private limited company wholly owned by Sagoon Inc.

In addition, Sagoon currently employs a key management team and approximately 18 full time employees, in India, US and Nepal. The management team continues to hire software developers and engineers and management to scale the business as needed.

Update Since the Regulation A Offering

In July 2017 the Company commenced a Regulation A offering. The Regulation A offering consists of Class C Common Stock. The Company sold a total of $4,587,133 in Class C Common Stock under the Regulation A offering, which closed in July 26, 2018. In July 2018 we launched an offering under Regulation CF, which to date has raised gross proceeds of $202,469. Since the Regulation A offering, Sagoon has taken numerous steps to further its social media footprint. In January 2018, Sagoon launched our Android App and in January 2019, we launched Sagoon Lite on iOS, Android and web desktop. Further, we continue to develop our platform to support our growing user base.

Market

Recently, many issues relating to data security and users' privacy has been raised in our industry. Currently, we are taking the necessary steps with our research and development teams to utilize blockchain technology to solve the growing problem of data security.

Marketing and Advertising

At this time, our marketing efforts are minimal due to budgetary constraints. Currently, we reach out to potential users through social media campaigns, published news articles and content marketing.

Sagoon intends to accept advertising by the end of 2020. We believe that this creates a spin cycle of positive outcomes: advertising attracts more users; an increased number of users attracts more advertising; and more advertising produces more revenue that is then shared by users.

Property

During December 2016, Sagoon entered into a non-cancelable operating lease agreement to lease office space in India. We received the first 3 months free, thus, accrued rent of $9,627 and $19,565 is recorded as of December 31, 2018 and 2017, respectively. An annual minimum payment of $89,108 was made for the year ended December 31, 2018. Future annual minimum payments for the non-cancellable lease include $81,363 for the year ended December 31, 2019.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company's executive officers and directors are listed below. The executive officers are full-time employees.

Name	Position	Age	Term of Office	Full or part time
Executive Officers:				
Govinda Giri	Chief Executive Officer	52	9/2013 to present	Full
Swati Dayal	Chief Operations Officer	31	9/2013 to present	Full
Kabindra Sitoula	Chief Marketing Officer	50	7/2014 to present	Full
Mahendar Elda	Chief Technology Officer	48	8/2015 to present	Part
Lok Tiwari	Director of Business	52	2/2019 to present	Part
Directors:				
Govinda Giri	Director	52	9/2013 to present	Full

GOVINDA GIRI, FOUNDER AND CEO
Govinda Giri - the founder and CEO of Sagoon has studied Economic and Computer Science from Nepal and United States. He has more than 20 years of working experience in management and IT solutions. Prior to launching Sagoon, he had worked for L3 Communication at Pentagon for 11 plus years as an IT support engineer in the Department of Army, Pentagon. In September 2013, he quit his job and started developing the social commerce platform, which became Sagoon.

At Sagoon, Mr. Giri is responsible for deciding the overall direction of the Company and product strategy. His expertise in network design and development of communication tools allows him to fulfill his role of "chief architect" at Sagoon. Additionally, he manages the service and development of Sagoon's core technology and infrastructure.

Mr. Giri is a Cisco-certified network professional and a Microsoft-certified system engineer, who holds a provisional patent for Random Vector Model Information Relation Method, a core technology developed to resolve computing problems. He has received many awards and accolades due to his contributions to the IT sector.

Born and raised in Nepal, Giri has been based in Washington, DC for over 25 years.

SWATI DAYAL, CO-FOUNDER
Swati Dayal- Co-founder of Sagoon, has over eight years of experience in web and mobile product design and development. Prior to joining Sagoon in 2014, she worked at Sparx Technologies (located in Noida, India) as a Senior UI/UX designer for Mobile and Web for more than 5 years. Ms. Dayal is Product and Operations Head at Sagoon, and is responsible for developing innovative products; managing operational systems; strategic planning, process and policy; and the successful delivery of the Company's goals and objectives.

KABIN SITOULA, CO-FOUNDER
Kabin Sitoula- Co-founder of Sagoon brings over 15 years of experience in finance and marketing in the private sector to his role as Sagoon's community outreach specialist. Prior to joining Sagoon in 2014, Mr. Sitoula worked at Premier Financial Alliance as the qualified field director for more than 4 years. At Sagoon, he is responsible for building market strategies, and raising funds and awareness among the members of the local community. He currently works part-time with the Company and is also a self-employed realtor and insurance agent.

LOK TIWARI, DIRECTOR OF BUSINESS

Lok Tiwari joined Sagoon on February 12, 2019 as the Director of Business Development and Growth. Mr. Tiwari brings over 15 years of experience in retail business and management. Mr. Tiwari is a serial entrepreneur, founder of startups and prior to joining Sagoon was employed in various position form managing director to Chief Executive Officer at Rightway Engineering and Management LLP from 2010 to 2019. At Sagoon Mr. Tiwari is responsible for developing business strategy, financial growth, and partnership execution.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand.

During the year ended December 31, 2016, the Company received $90,000 in proceeds, for which $15,000 in repayments have been made, which have interest rates varying from 8-12% per annum and maturing at various times in 2017. The remaining proceeds received in 2016 were non-interest bearing. As of December 31, 2018 and 2017, principal amounts due to the Chief Executive Officer and shareholders under the loans were $269,797 and $259,797 respectively. For the non-interest-bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2018 and 2017, the Company recorded imputed interest expense related to these loans of $14,784 and $22,158, respectively. Interest expense for the years ended December 31, 2018 and 2017 was $4,400 and $4,800, respectively, with $15,200 and $10,800 in accrued interest due as of December 31, 2018 and 2017, respectively.

During the years ended December 31, 2018 and December 31, 2017 the Chief Executive Officer contributed services with a fair market value of $0 and $12,000 respectively.

The Company leases office space for its operations under a lease, which has a term of one year or less. Rent expense for the years ended December 31, 2018 and 2017 was $89,018 and $99,939, respectively. During 2018 and 2017, the Company paid $12,000 and $13,000, respectively, to its Chief Executive Officer for rent.

RISK FACTORS

The Securities and Exchange Commission (the "Commission") requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to the Company's Business

The Company Has a Limited Operating History

The company has a limited operating history and there can be no assurance that the company's proposed plan of business can be developed in the manner contemplated. If it cannot be, investors may lose all or a substantial part of their investment. The company's present business and planned business are speculative, and in the earliest stages of development, and subject to numerous risks and uncertainties. The development of the company's services has already encountered delays. There is no guarantee that the company will ever realize any significant operating revenues or that its operations ever will be profitable. The audited financial statements of the company include a "going concern" paragraph that notes that there is substantial doubt about our ability to continue as a going concern.

The Company Has Limited Tangible Assets and Its Continued Operation Requires Funding

The company has limited tangible assets and its continued operation requires funding, even beyond the Maximum Offering amount. The company currently has only minimal assets and a significant portion of its funding will come from this Offering, which is unlikely to be enough to bring the company to profitable operations. Further fundraising is likely may be necessary in order to make the company's business plan viable. Any such fundraising (whether by future offerings of equity or debt securities, or by borrowing money) may be on terms that are better than the terms offered to investors in this Offering.

The Company Is Dependent On Its Management, Founders and Sponsors to Execute the Business Plan

Sagoon is dependent on its management, founders and sponsors to execute the business plan. The success of the company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The company's operations and viability will be also dependent on its management team including Govinda Giri, the company's CEO. The company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the company and its business.

The Company Faces Significant Competition

We will face significant competition in the United States, India, Nepal and in all countries and markets. The company will be in direct competition with both new companies and existing companies that provide similar services, some of which currently hold a dominant position in the market. Some or all of these companies will have far more financial resources, a more established track record and more experience in the business than the company and there can be no assurance that we will be able to successfully compete.

The Company Has Incurred and Intends To Incur Debt

The company has incurred and intends to incur additional debt in connection with opening its business. Complying with obligations under such indebtedness may have a material adverse effect on the company and on your investment, especially if we are obligated to repay debt when with funds that could be used building out our operations.

The Company Faces Development and Business Risks

We will be subject to the risks generally incident to the ownership and operation of a business engaged in the operation of online business, including without limitation, fluctuations in the cost of improving and changing technology, other materials and services and the availability of financing for the company's activities, inability to timely deliver completed products or services to customers, risk of rejection of products or services from customers, possible theft of trade secrets and/or unauthorized use of the products or services, possible trademark or patent infringement claims, both as to liability and the cost of defense of the same, and loss of or inability to attract key personnel, general and local economic conditions, the supply and demand for products and services similar to those of the company, and laws, regulations and taxes, all of which are matters beyond the company's control, may have a material adverse effect upon the value of the company and upon the ability of the company to operate profitably. There is no assurance that the company's efforts to profitably operate and develop its business will be successful. Companies, particularly new ones, frequently fail. If that should occur, investors in the company stand to lose their entire investment.

The Company's Expenses Could Increase Without a Corresponding Increase in Revenues

The company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to:

- Increases in the rate of inflation;
- Increases in taxes and other statutory charges;
- Changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies;
- Significant increases in insurance premiums;
- Increases in borrowing costs; and
- Unexpected increases in costs of supplies, goods, equipment or distribution.

We could also be affected by an increase in the cost of labor, utilities, internet and computer related expenses, and other expenses. The company may not be able to increase its revenues to offset these increased costs without suffering reduced revenues and operating profit, and this could have an adverse effect on your investment.

We May Be Unable to Maintain and Enhance Product Image

It is important that the company maintains and enhances the image of its existing and new products. The image and reputation of the company's products may be impacted for various reasons, many of which may be beyond the company's control. Such concerns, even when unsubstantiated, could be harmful to the company's image and the reputation of its products. The company may become subject to lawsuits from customers and demanding payments from the company. These claims may not be covered by whatever insurance policies the company has in place at the time. Any resulting litigation could be costly for the company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the company's business, results of operations, and financial condition. Any negative publicity generated as a result of customer complaints about the company's products could damage the company's reputation and diminish the value of the company's brand, which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment.

If We Are Unable To Protect Effectively Our Intellectual Property, We May Not Be Able To Operate Our Business, Which Would Impair Our Ability To Compete

With respect to intellectual property that the company owns or will own in the future, our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of company brands (whether owned by the company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the company for its brands. Similarly, domains owned and used by the company may be challenged by others who contest the ability of the company to use the domain name or URL. Patents obtained by the company could be subject to challenge, and property that should be patented by the company but is not could lead to legal and financial issues that could have a material adverse effect on the company's financial results as well as your investment.

We Could Suffer Computer, Website or Information System Breakdown

Computer, website and/or information system breakdowns as well as cyber security attacks could impair our ability to service our users, leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the company's financial results as well as your investment.

Changes in the Economy Could Have a Detrimental Impact

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend and may adversely affect our users' confidence and willingness to spend on gifting and shopping. Any of such events or occurrences could have a material adverse effect on the company's financial results and on your investment.

We May Experience Regulatory and Legal Hurdles

The operation of an international online social media and e-commerce business could be subject to regulatory and legal hurdles. Any unanticipated delay or unexpected costs in obtaining or renewing any licenses, dealing with regulator issues or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the company's business plan and financial results and on your investment.

The Company's Consolidated Financial Statements Include a Going Concern Opinion

The company's consolidated financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern.

Risks Relating to This Offering and to Ownership of the Shares

The Company May Undertake Additional Equity or Debt Financing That May Dilute the Shares Having Been Sold

The company may undertake further equity or debt financing which may be dilutive to existing shareholders, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and also reducing the value of shares subscribed for.

The Company May Not Be Able To Obtain Additional Financing.

The company may require additional funds to continue and grow its business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy, which could seriously harm our business, financial condition and results of operations. If the company needs additional funds, we may seek to obtain them primarily through additional equity or debt financings. Those additional financings could result in dilution to the company's current shareholders. A portion of our notes payable are currently in default and payable upon demand. This default may affect our ability to obtain additional financing.

Our Management Has Broad Discretion in the Application of Proceeds

The management of the company has broad discretion to adjust the application and allocation of the net proceeds of prior offerings in order to address changed circumstances and opportunities. As a result, the success of the company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof. Investors who purchase the shares of Class C Common Stock will have limited voting rights on this and other company matters. Shares of Class C Common Stock have limited voting rights equal to one-tenth (1/10) of one vote per share

There Is No Assurance the Company Will Be Able To Pay Distributions To Shareholders

While the company may pay distributions at some point in the future to its shareholders when and if the company is profitable, there can be no assurance that cash flow and profits will allow such distributions to ever be made.

The Company's Indebtedness Could Adversely Affect Its Business And Limit Its Ability To Plan For Or Respond To Changes In Its Business, And The Company May Be Unable To Generate Sufficient Cash Flow To Satisfy Significant Debt Service Obligations.

We may incur long-term debt and/or short-term debt in the future, and the future indebtedness could have important consequences, including the following:

- increasing the company's vulnerability to general adverse economic and industry conditions;
- reducing the availability of the company's cash flow for other purposes;
- limiting the company's flexibility in planning for, or reacting to, changes in the company's business and the industry in which it operates, which would place the company's at a competitive disadvantage compared to its competitors that may have less debt;
- limiting, by the financial and other restrictive covenants in the company's debt agreements, the company's ability to borrow additional funds; and
- having a material adverse effect on the company's business if it fails to comply with the covenants in its debt agreements, because such failure could result in an event of default that, if not cured or waived, could result in all or a substantial amount of the company's indebtedness becoming immediately due and payable.

The company's ability to repay any future indebtedness will depend on the company's ability to generate cash, whether through cash from operations or cash raised through the issuance of additional equity or debt-based securities. To a certain extent, the company's ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond its control. If the company's business does not generate sufficient cash flow from operations or if future financings are not available to it in amounts sufficient to enable the company to fund its liquidity needs, the Company's financial condition and operating results may be adversely affected. If the company cannot meet its scheduled principal and interest payments on any debt obligations in the future, the company may need to refinance all or a portion of its indebtedness on or before maturity, sell assets, delay capital expenditures, cease operations or seek additional equity.

We Will Be Subject to Ongoing Reporting Requirements Of Regulation A

As a result of making an offering under Tier 2 of Regulation A, we will be required to comply with Regulation A's ongoing disclosure and reporting obligations, including annual, semi-annual and current reports. These reports will result in the incurrence of professional fees for legal, compliance and auditing. The future costs of those professional services (or any professional services) are not reflected in the "Use of Proceeds" section.

You Can't Easily Resell The Securities

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Your Economic Interest In The Company May Be Less Than Your Ownership Interest

You will be acquiring a minority interest in the company, will have limited voting rights and will have little to no effective control over, or input into, the management or decisions of the Company. Subscribers to this Offering may have an economic interest in the company that is less than the percentage of shares of Class C Common Stock they own compared to the overall shares of the company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table reflects Sagoon's voting securities: The following table sets forth information regarding beneficial ownership of the Company's management, directors, and holders of 10% or more of any class of our voting securities as of December 31, 2018.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Percent of total voting power
Class A Common Stock	Govinda Giri 1980 Teasel Court Woodbridge, VA 22192	2,361,000 Direct Ownership	N/A	100%	99.97%

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of Sagoon's charter and bylaws, copies of which have been filed as exhibits to the Offering Statement on Form 1-A (File No. 024-10635) filed by the company with the Commission in connection with the Regulation A Offering. For a complete description of Sagoon's capital stock, you should refer to the charter and bylaws of the company and to the applicable provisions of Delaware law.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Class A or C Common Stock is entitled to one vote (Class A) or one-tenth of a vote (Class C) for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with our founder, Govinda Giri. As a result, he has the ability to make all major decisions regarding the company. As a holder of Class C Common Shares, you will hold a minority interest in the company and the founders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on the Crowd Note offering):

- In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Valuation

The company determined the offering price of the shares arbitrarily based upon its present and anticipated financing needs and bears no relationship to the company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The offering price of the shares may not be indicative of the value of the shares or the company, now or in the future.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sagoon Inc. was formed December 29, 2006, as a Delaware Corporation, for the general purpose of owning and operating the Sagoon website. Sagoon has not generated any revenues.

Results of Operations: *Years Ended December 31, 2018 and 2017*
Revenue: For the years ended December 31, 2018 and 2017 we generated no revenue. We anticipate that we will eventually generate revenue through advertising and commissions from selling gift cards and coupons.

Operating Expenses: Operating expenses for the years ended December 31, 2018 and 2017 were $1,972,973 and $1,931,944, respectively, a 2.1% increase year-over-year. The overall increase was primarily due to the ramping up of our research and development and sales and marketing operations. These efforts resulted in increased costs related to outsourced project development, salaries and wages, travel to and from India, web hosting and other related costs, advertising, etc. Research and development costs increased 22.3% to $753,788, general and administrative expenses decreased 42.3% to $533,165 and sales and marketing increased 75.1% to $686,020.

Other Expense: Other expense for the years ended December 31, 2018 and 2017 was $136,877and $2,742,358 respectively, a 95.0% decrease year-over-year. The overall decrease was due to a loss on extinguishment of a note payable and related interest expense in 2017.

Net Loss: As a result of the foregoing, net loss for the years ended December 31, 2018 and 2017 was $2,109,850 and $4,674,302, respectively.

Liquidity and Capital Resources
We had net cash of $225,102 and $314,904 at December 31, 2018 and 2017, respectively.

During the years ended December 31, 2018 and 2017, we used cash flows in operations in the amounts of $1,934,841 and $1,763,291 respectively.

Cash used in investing activities during the years ended December 31, 2018 and 2017, was $(10,400) and ($1,770), respectively. To date investing activities have been minimal and have consisted with the purchase of property and equipment used in our operations.

Cash provided by financing activities during the years ended December 31, 2018 and 2017 was $1,888,335 and $1,794,579, respectively. Since inception, the Company has been dependent upon the sale of common stock, proceeds from notes payable and short-term advances from related parties.

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. As of December 31, 2018, and 2017, principal amounts due to the Chief Executive Officer and shareholders under these loans were $269,797 and $259,797, respectively. The Company's total liabilities at December 31, 2018 were $949,520.

Plan of Operations
Our plan of operations over the next twelve months consists of the following:

PRODUCT DEVELOPMENT AND SUPPORT

- Continue adding features on desktop and mobile apps -iOS and Android platform.
- Launch It's Me - a professional and personal page.
- Develop Social Smart Card - a shopping and gifting card.

PRODUCT INFRASTRUCTURE AND PROPRIETARY TECHNOLOGY

- Develop robust technology infrastructure to support millions of users engaging and communicating through web desktop and iOS and Android apps.
- Develop and integrate big data structure and algorithm to support user data and communication, shopping and gifting and monetization system.
- Develop Artificial Intelligence (Al Technology).

BUSINESS DEVELOPMENT, MARKETING AND OFFICE EXPANSION

- Marketing for user growth to acquire millions of additional users
- Expand the office space in Northern Virginia, U.S.
- Develop partnership with retail vendors and sell channels to implement "Social Smart Card" in India and US.
- Run events for product launch, branding and tradeshow.

In order to accomplish the plan of operations stated above we would require $6,000,000 in funding.

We anticipate we may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. We cannot assure that we will have sufficient capital to finance our growth and business operations in the future or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Trend Information

Our target market encompasses the world's 3.3 billion social media users. We have a strong media reputation in South Asia. In addition, we have more than 152,000 Facebook followers globally. Hundreds of thousands of people visit our site on a monthly basis.

The company currently has no sales and limited marketing and/or distribution capabilities. The company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote sales and marketing.

The company's industry is characterized by rapid changes in technology and customer demands. As a result, the company's products may quickly become obsolete and unmarketable. The company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis.

Indebtedness

Recent Offerings of Securities and Outstanding Debt

During the past three years, the company has engaged in the following offerings of securities:
- Commencing on September 1, 2015 and through March 27, 2017, the company sold $296,500 in notes payable, with an interest rate of 8% and payment due on demand, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
- From August thru October, 2016 the company sold $110,000 in convertible notes to 5 holders. The convertible notes have an interest rate of 15% and maturity dates three years from the date of issuance (dates ranging from August to October 2019). The convertible notes were sold pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

- In October, 2016 the company sold $300,000 in notes payable, with an interest rate of 12% and maturity date of October 1, 2018, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
- From August to December, 2016 the company sold $90,000 in notes payable to various shareholders. The notes payable has interest rates ranging from 8%-12% and maturity dates one year from the date of issuance (dates ranging from August to December 2017). The notes payable were sold pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
- In August 2016, the company sold 8,501 shares of Class C common stock, pursuant to Rule 506(c) of Regulation D. The company used the proceeds from that offering for general operations.
- During September, 2016 the company sold 96,057 shares of Class C common stock, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
- The company sold a total of $4,587,133 in Class C Common Stock under a Regulation A offering which closed in July 26, 2018.
- The company sold a total of $202,469 in Class C Common Stock under a Regulation CF offering which closed in January 2019.
- On November 28, 2018 the company entered into an investment agreement with HT Singapore. The agreement is valued at up to $5,000,000. As consideration to entering into the investment agreement and related documents Sagoon has provided HT Singapore with a warrant to acquire a certain number of Class C Common Stock of the company. 152,174 shares of Class C Common Stock have been reserved in the event the warrant is exercised.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Regulation A filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Woodbridge, Virginia, on April 30, 2019.

Sagoon Inc.
/s/ Govinda Giri
By Govinda Giri, Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Govinda Giri
By Govinda Giri, Chief Executive Officer and Sole Director
Date: April 30, 2019

/s/ Govinda Giri
By Govinda Giri, Interim Chief Financial Officer and Chief Accounting Officer
Date: April 30, 2019